UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Bionik Laboratories Corp.

(Name of Issuer)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

09074A109

(CUSIP Number)

Remi Gaston-Dreyfus

46 rue Pierre Charron

F-75008 Paris, France

+33(0)153931212

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 31, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09074A109
1.	Names of Reporting Person: Remi Gaston-Dreyfus
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 166,666 (see Item 5)
	8.	Shared Voting Power: 88,053,967 (see Item 5)
	9.	Sole Dispositive Power: 166,666 (see Item 5)
	10.	Shared Dispositive Power: 88,053,967 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 88,220,633
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 34.1%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No.	09074A109
1.	Names of Reporting Person: RGD Investissements S.A.S.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 71,565,725 (see Item 5)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 71,565,725 (see Item 5)
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,565,725
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 27.8%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No.	09074A109
1.	Names of Reporting Person: Lombard International Assurance SA
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 16,488,242 (see Item 5)
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 16,488,242 (see Item 5)
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,488,242
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☒
13.	Percent of Class Represented by Amount in Row (11): 6.6%
14.	Type of Reporting Person (See Instructions): OO

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Bionik Laboratories Corp., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 483 Bay Street, N105, Toronto, Ontario M5G 2C9.

Item 2. Identity and Background

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Remi Gaston-Dreyfus, a French citizen, RGD Investissements S.A.S. (“RGD”), a company organized under the laws of France, and Lombard International Assurance SA (“Lombard”, and together with Mr. Gaston-Dreyfus and RGD, the “Reporting Persons”), a company organized under the laws of Luxembourg. Mr. Gaston-Dreyfus is a natural person, and is a member of the Board of Directors of the Company, with an address of 46 rue Pierre Charron, F-75008 Paris France. The address of the principal office of RGD is 46 rue Pierre Charron, F-75008 Paris, France. The address if the principal office of Lombard is 4 Rue Lou Hemmer, L-1748, Luxembourg. The principal business of RGD is as a private investment company. The principal business of Lombard is global wealth planning and succession.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

From December 2016 through March 2018, Mr. Gaston-Dreyfus, through RGD and Lombard, had subscribed for convertible promissory notes (the “Notes”) issued by the Company and pursuant thereto loaned to the Company an aggregate amount of approximately $5,698,000 (the “Loan”). On March 31, 2018, an aggregate amount of $4,931,644 in Notes issued to RGD converted in accordance with their terms (the “RGD Conversion”) into 63,197,149 shares of the Company’s common stock. Furthermore, 15,740,728 shares of the Company's common stock (the “RGD Pending Shares”) will be issued upon the earlier of (i) a reverse stock split of the Company's common stock that allows for the issuance of the RGD Pending Shares without violating the authorized share number of the Company and (ii) an increase in the Company's authorized shares of common stock. The amounts set forth in this Schedule 13D do not reflect the issuance of the RGD Pending Shares, and the Reporting Person will amend this Schedule 13D reflecting the issuance. On March 31, 2018, an aggregate amount of $766,333 in Notes issued to Lombard converted in accordance with their terms (the “Lombard Conversion”, and together with the RGD Conversion, the “Conversion”) into 12,266,240 shares of the Company's common stock. In connection with the subscription of the Notes and the subsequent Conversion, Mr. Gaston-Dreyfus, through RGD, was issued warrants to purchase an aggregate of 7,619,047 shares of the Company’s common stock, and Mr. Gaston-Dreyfus, through Lombard, was issued warrants to purchase an aggregate of 1,600,640 shares of the Company’s common stock.

Item 4. Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the securities of the Company for investment purposes only and with no view to their resale or other distribution of any kind.

In September 2017, Mr. Gaston-Dreyfus was appointed to serve as a member of the Board.

The Conversion described herein was effected in connection with a larger overall transaction of the Company in which the Company converted convertible promissory notes into an aggregate of 147,805,371 shares of the Company’s common stock (which includes the shares issued in the Conversion described herein; the “Note Conversion”). The Note Conversion resulted in an increase in the Company’s issued and outstanding shares of common stock and exchangeable shares (which vote with the common stock as a single class and convert into common stock on a 1-for-1 basis at the option of the holder) to 249,599,986 shares. As of March 31, 2018, the Company became obligated to issue an additional 39,545,776 shares of common stock (the “Remaining Shares”). However, the Company does not currently have authorized a sufficient number of shares of common stock to issue the Remaining Shares. The Remaining Shares will be issued upon the earlier of (i) a reverse stock split of the Company’s common stock that allows for the issuance of the Remaining Shares without violating the authorized share number of the Company and (ii) the approval of a proposal to increase the Company’s authorized shares of common stock by the stockholders.

Except as set forth above, none of the Reporting Persons have any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a)-(b) As a result of the Note Conversion, as of March 31, 2018, the Company had an aggregate of 249,599,986 shares of common stock and exchangeable shares outstanding. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, except that all outstanding exchangeable shares are deemed converted into common stock for purposes of computing the percentage of ownership. The aggregate number and percentage of the class of securities of the Company and the voting and dispositive powers of the Reporting Persons is set forth below:

	Remi Gaston-Dreyfus	RGD	Lombard
Amount beneficially owned:	88,220,633 (1)	71,565,725 (4)	16,488,242 (5)
Percent of class:	34.1%	27.8%	6.6%
Sole power to vote or to direct the vote:	166,666 (2)	71,565,725 (4)	16,488,242 (5)
Shared power to vote or direct the vote:	88,053,967 (3)	0	0
Sole power to dispose or to direct the disposition of:	166,666 (2)	71,565,725 (4)	16,488,242 (5)
Shared power to dispose or to direct the disposition of:	88,053,967 (3)	0	0

(1)       Includes shares of common stock, exchangeable shares, and warrants to purchase shares of common stock beneficially owned by RGD and Lombard. Mr. Gaston-Dreyfus may be deemed to share voting and investment power over the shares beneficially owned by RGD and Lombard. Also includes options to purchase 166,666 shares of the Company’s common stock. Does not include an aggregate of 15,740,728 shares of the Company's common stock that will be issued to RGD upon the earlier of (i) a reverse stock split of the Company's common stock that allows for the issuance of the RGD Pending Shares without violating the authorized share number of the Company and (ii) an increase in the Company's authorized shares of common stock.

(2)       Represents options to purchase shares of the Company’s common stock. Does not include options to purchase 83,334 shares of the Company’s common stock which are not yet vested.

(3) Includes shares of common stock, exchangeable shares, and warrants to purchase shares of common stock beneficially owned by RGD and Lombard. Mr. Gaston-Dreyfus may be deemed to share voting and investment power over the shares beneficially owned by RGD and Lombard. Does not include an aggregate of 15,740,728 shares of the Company's common stock that will be issued to RGD upon the earlier of (i) a reverse stock split of the Company's common stock that allows for the issuance of the RGD Pending Shares without violating the authorized share number of the Company and (ii) an increase in the Company's authorized shares of common stock
(4)       Includes (i) 749,529 exchangeable shares of the Company and (ii) warrants to purchase 7,619,047 shares of the Company’s common stock. Does not include an aggregate of 15,740,728 shares of the Company's common stock that will be issued to RGD upon the earlier of (i) a reverse stock split of the Company's common stock that allows for the issuance of the RGD Pending Shares without violating the authorized share number of the Company and (ii) an increase in the Company's authorized shares of common stock. Mr. Gaston-Dreyfus may be deemed to share voting and investment power over the shares beneficially owned by RGD.
(5)       Includes (i) 2,621,362 exchangeable shares of the Company and (ii) warrants to purchase 1,600,640 shares of the Company’s common stock. Mr. Gaston-Dreyfus may be deemed to share voting and investment power over the shares beneficially owned by Lombard. Does not include any other shares of common stock or exchangeable shares that may be held by Lombard not on behalf of Mr. Gaston-Dreyfus, beneficial ownership of which are specifically disclaimed by Mr. Gaston-Dreyfus.

(c)	Except as described herein, the Reporting Persons have not effected any transaction in the Company’s securities in the past 60 days.

(d) and (e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4 herein and hereby is incorporated by reference.

Item 7. Material to be Filed as Exhibits

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2018

/s/ Remi Gaston-Dreyfus Remi Gaston-Dreyfus
RGD Investissements S.A.S.

By: /s/ Remi Gaston-Dreyfus
Name: Remi Gaston-Dreyfus
Title: President
Lombard International Assurance SA

By: *
Name:
Title:

* Signature for Lombard International Assurance SA to be filed by amendment to this Schedule 13D.